SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

                (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                        N/A

This Form 6-K consists of:

an announcement on receipt of subsidies by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 19, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT ON RECEIVING SUBSIDY

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

In recent years international crude oil prices remained at a high level and were volatile.  In particular, since the second half of 2007, international crude oil prices had increased significantly.  Due to the strict control over refined oil prices in the PRC, this created a distortion to the correlation of the refined oil prices and crude oil prices.  This has seriously affected the operation of many local oil refinery enterprises due to the losses they suffered and some of them even ceased their business production.  Together with the increased consumption of diesel oil in winter, this result in a shortage of supply of refined oil in certain areas.  To ensure the stability of the refined oil market, China Petroleum and Chemical Corporation and its subsidiaries together (the "Company") have adopted various measures, including purchasing refined oil product from local refineries at a high price  while increasing the production volume of refined oil to guarantee the domestic supply of refined oil.  This measure was successful but resulted in serious losses to the Company.  Recently, the Company has received subsidy of RMB 12.3 billion, among which RMB4.9 billion will be recorded as subsidy income of the Company for 2007, and RMB7.4 billion will be recorded as subsidy income of the Company for the first quarter of 2008.

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and Rule 11.8.3 of the Listing Rules of Shanghai Stock Exchange.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 19 March 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs.
Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#,
Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and
 Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 20, 2008

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